FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2017

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2017

(Amounts expressed in millions of Chilean Pesos)

▪  Net income attributable to the shareholders of Enel Generación Chile reached Ch$ 152,157 million as of March 2017, similar to the figure for the same period of the previous year.

▪  Net electricity generation amounted to 4,387 GWh, 4% less than the same period of 2016, mainly as a result of lower hydro generation (- 362 GWh) as a consequence of the drought in the southern region of the country. These dry conditions were partially offset by greater thermal generation (+ 173 GWh) explained by the greater availability of Bocamina and San Isidro power plants.

▪  Operating revenue declined 8% to Ch$ 383,413 million, mainly due to lower physical sales primarily to regulated customers.

▪  Procurement and services costs decreased 2% reaching a total of Ch$ 225,448 million as of March 2017.

▪  As a result of the factors previously mentioned, EBITDA of the Chilean operations decreased 18% reaching a total of Ch$ 129,017 million.

▪  Net financial income went from Ch$ 934 million as of March 2016 to a Ch$ 7,385 million net financial expense for the quarter ended March 2017, primarily due to lower income from exchange differences.

▪  On February 7, 2017, Enel Generación Chile sold its ownership share of Electrogas S.A. for a total of Ch$ 115,083 million. This sale is part of the Group’s strategy to sell non-strategic assets.

FINANCIAL SUMMARY

▪  Indebtedness of the company decreased by US$ 157 million when compared to March 2016, amounting to US$ 1,274 million as of March 2017.

▪  The average interest rate -a significant cost factor- was 6.3%, very similar to the figure as of March 2016.

▪  Liquidity, a critical factor of our financial management, remains solid:

•          Undrawn committed credit lines: US$ 314 million.

•          Available cash and cash equivalents: US$ 336 million.

• 1 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) approved the spin-off of the Company, subject to complying with certain conditions precedent. A new publicly held company would arise from the spin-off of Empresa Nacional de Electricidad S.A. to be named Endesa Américas S.A. and would be assigned the equity interests, assets and liabilities owned by Empresa Nacional de Electricidad S.A. outside Chile.

On March 1, 2016, having met the conditions precedent, the spin-off of Empresa Nacional de Electricidad S.A. was materialized and on that same day Endesa Américas S.A. was incorporated. On December 1, 2016, Endesa Américas merged into Enel Américas.

Based on the abovementioned, and the International Financial Reporting Standards, the revenues and expenses of the generation business outside Chile for the two month period ended February 29, 2016, are presented as “Profit (losses) from discontinued operations” of the comprehensive consolidated income statement.

For further information, see note 4.2 of Enel Generación Chile S.A. consolidated financial statements as of March 31, 2017.

• 2 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

1. - Net Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile S.A., amounted to Ch$ 152,157 million as of March 2017, similar to the Ch$ 152,568 million registered for the same period of 2016.

The following table shows comparative figures for each item of the income statement for continuing operations as of March 31, 2017 and 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1Q 2017	1Q 2016	Chg	Chg %

REVENUES	383,413	415,283	(31,870)	(8%)
Sales	375,698	412,242	(36,544)	(9%)
Other operating revenues	7,715	3,041	4,674	154%
PROCUREMENT AND SERVICES	(225,448)	(230,478)	5,030	(2%)
Energy purchases	(72,653)	(90,812)	18,159	(20%)
Fuel consumption	(84,221)	(70,727)	(13,494)	19%
Transportation expenses	(46,970)	(53,656)	6,686	(12%)
Other variable procurement and services costs	(21,604)	(15,283)	(6,321)	41%
CONTRIBUTION MARGIN	157,965	184,805	(26,840)	(15%)
Other work performed by entity and capitalized	1,172	2,637	(1,465)	(56%)
Employee benefits expense	(12,770)	(13,533)	763	(6%)
Other fixed operating expenses	(17,350)	(16,448)	(902)	5%
GROSS OPERATING INCOME (EBITDA)	129,017	157,461	(28,444)	(18%)
Depreciation, Amortization	(30,193)	(32,420)	2,227	(7%)
Reversal of impairment profit	55	-	55	100%
OPERATING INCOME	98,879	125,041	(26,162)	(21%)
NET FINANCIAL EXPENSE	(7,385)	934	(8,319)	(891%)
Financial income	1,159	389	770	198%
Financial costs	(12,618)	(14,206)	1,588	(11%)
Gain (Loss) for indexed assets and liabilities	(135)	194	(329)	(170%)
Foreign currency exchange differences, net	4,209	14,557	(10,348)	(71%)
OTHER NON-OPERATING RESULTS	104,208	2,486	101,722	4092%
Share of profit (loss) of associates accounted for using the equity method	(694)	2,452	(3,146)	(128%)
Net Income From Other Investments	104,902	-	104,902	100%
Net Income From Sale of Assets	-	34	(34)	(100%)
NET INCOME BEFORE TAXES	195,702	128,461	67,241	52%
Income Tax	(42,066)	(13,436)	(28,630)	213%
NET INCOME FROM CONTINUING OPERATIONS	153,636	115,025	38,611	34%
Net income (Loss) from discontinued operations after taxes	-	79,621	(79,621)	(100%)
NET INCOME	153,636	194,646	(41,010)	(21%)

NET INCOME	153,636	194,646	(41,010)	(21%)
Shareholders of the parent company	152,157	152,568	(411)	(0%)
Non-controlling interest	1,479	42,078	(40,599)	(96%)
Earning per share (Ch$ /share)	18.55	18.60	(0.05)	(0%)

Earnings per share from continuing operations (Ch$ /share)	18.55	13.75
Earnings per share from discontinued operations (Ch$ /share)	-	4.85
Earnings per share (Ch$ /share)	18.55	18.60
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 3 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

Operating Income

The operating income as of March 2017 was of Ch$ 98,879 million, lower than the Ch$ 125,041 million booked the previous period. EBITDA decreased by Ch$ 28,444 million reaching Ch$ 129,017 million as of March 2017.

This weaker performance responded to a Ch$ 31,870 million decrease in operating revenues, 8% compared to the previous period, mainly due to the following:

-       Lower energy sales amounting to Ch$ 40,352 million due to lower physical sales (- 232 GWh), primarily to regulated customers (- 408 GWh), and to the spot market (- 162 GWh), offset by greater physical sales to unregulated customers (+ 339 GWh), coupled with a lower average energy sales price.

The effects described above were partly offset by:

-       Ch$ 4,333 million increase in gas sales.

-       An increase in other operating revenues of Ch$ 4,674 million, mainly resulting from greater revenues from commodity derivatives for Ch$ 6,242 million, offset by Ch$ 2,061 million lower revenues related to lawsuits.

Procurement and services costs declined by Ch$ 5,030 million as a consequence of the following:

-       Energy purchase costs decreased Ch$ 18,159 million primarily as a consequence of lower physical purchases (- 360 GWh).

-       Transportation and other services costs decreased by Ch$ 6,686 million.

The abovementioned was partly offset by:

-       A Ch$ 13,494 million increase in fuel consumption primarily explained by greater thermal generation as a consequence of lower hydroelectric dispatch due to the drought in southern Chile.

-       A Ch$ 6,321 million increase in other procurement and services costs, mainly due to Ch$ 1,075 million in higher commodity derivative costs, Ch$ 1,213 million in higher costs related to the agreement with AES Gener that allows Nueva Renca combined cycle to use the available LNG of Enel Generación Chile, and Ch$ 5,206 million in thermal emissions taxes. These higher costs were compensated by Ch$ 653 million lower water consumption by San Isidro I and II power plants.

Furthermore, there was a decrease in the depreciation and amortization of the period of Ch$ 2,227 million, mainly explained by the change in the useful life of fixed assets that the Company applied, starting in 2017, to certain assets of Properties, plants and equipment.

• 4 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

Revenues, costs and operational results of continuing operations for the periods ended March 31, 2017 and 2016 are shown below:

OPERATING INCOME	1Q 2017			1Q 2016
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile	390,378	(327,064)	63,314	393,006	(320,333)	72,673
Empresa Eléctrica Pehuenche S.A.	36,378	(14,639)	21,739	40,808	(11,157)	29,651
Gas Atacama Chile and subsidiaries	76,717	(63,715)	13,002	30,452	(22,464)	7,988
Compañía Electrica tarapaca and subsidiaries (1)	-	-	-	57,693	(43,503)	14,190
Consolidation adjustments	(120,060)	120,884	824	(106,676)	107,215	539
		-
Total Consolidation	383,413	(284,534)	98,879	415,283	(290,242)	125,041

(1)     On November 1st , 2016, Compañia Eléctrica Tarapacá S.A. merged into Gas Atacama Chile S.A., which remained as the continuing company.

Energy sales of continuing operations of Enel Generación Chile and subsidiaries for the quarters ended March 31, 2017 and 2016 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	1Q 2017	1Q 2016

Sales to regulated customers	277,776	310,786
Sales to unregulated customers	58,541	54,235
Sales at spot market	13,693	25,340

Total energy sales	350,009	390,361

Non-Operating Income

Non-operating income as of March 31, 2017 and 2016 are summarized below:

NON-OPERATING INCOME (Million Ch$)	1Q 2017	1Q 2016	Chg	Chg %

NET FINANCIAL RESULT	(7,385)	934	(8,319)	(891%)
Financial income	1,159	389	770	198%
Financial costs	(12,618)	(14,206)	1,588	(11%)
Gain (Loss) for indexed assets and liabilities	(135)	194	(329)	(170%)
Foreign currency exchange differences, net	4,209	14,557	(10,348)	(71%)
OTHER NON-OPERATING RESULTS	104,208	2,486	101,722	4092%
Share of profit (loss) of associates accounted for using the equity method	(694)	2,452	(3,146)	(128%)
Net Income From Other Investments	104,902	-	104,902	100%
Net Income From Sale of Assets	-	34	(34)	(100%)
NET INCOME BEFORE TAXES	195,702	128,461	67,241	52%
Income Tax	(42,066)	(13,436)	(28,630)	213%
NET INCOME	153,636	115,025	38,611	34%
Net income (Loss) from discontinued operations after taxes	-	79,621	(79,621)	(100%)
NET INCOME	153,636	194,646	(41,010)	(21%)

NET INCOME	153,636	194,646	(41,010)	(21%)
Shareholders of the parent company	152,157	152,568	(411)	(0%)
Non-controlling interest	1,479	42,078	(40,599)	(96%)

• 5 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

Net Financial Result

The financial result as of March 31, 2017 reached a Ch$ 7,385 million loss representing a Ch$ 8,319 million negative variation when compared to the same period of 2016, mainly explained by the following:

Greater financial income amounting to Ch$ 770 million, mainly due to the Ch$ 293 million resulting from a renegotiation with YPF and a higher return on fixed income investments amounting to Ch$ 369 million.

Lower financial expenses amounting to Ch$ 1,588 million, mainly explained by the Ch$ 578 million lower interest expense on structured loans with Enel Americas S.A. that matured in September 2016. Lower interest expenses related to bank loans and bonds for Ch$ 587 million due to a lower average stock of debt in 2017 plus the effect of financial hedges, and a decrease in bank fees for Ch$ 213 million.

Losses related to indexation amounting to Ch$ 329 million primarily due to the reduced positive affect of indexation on recoverable taxes for Ch$ 509 million, and lower income on hedging derivative contracts for Ch$ 590 million, partially offset by greater adjustments of UF-denominated debts amounting to Ch$ 770 million.

Lower income from exchange differences amounting to Ch$ 10,348 million, mainly explained by positive exchange differences for Ch$ 10,090 million related to structured debt with Enel Américas during 2016.

Other investments results

The Ch$ 104,902 million increase is primarily due to the sale of Electrogas S.A. which took place in February 2017 amounted to Ch$ 104,812 million.

Corporate Taxes

Corporate income tax increased Ch$ 28,630 million mainly explained by the Ch$ 27,548 tax expense related to the sale of Electrogas.

Discontinued operations

The Ch$ 79,621 million lower income during the period is explained by the spin-off of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) that took place on March 1, 2016. From that date on, the equity interests the Company held in foreign businesses were transferred to the new company Endesa Américas S.A., which merged with and into Enel Américas on December 1, 2016.

Consequently, the consolidated statement of comprehensive income of Enel Generación Chile as of March 31, 2016, includes two months of the foreign operations.

• 6 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

2. -Consolidated Balance Sheet Analysis

ASSETS (Million Ch$)	Mar-17	Dec-16	Chg	Chg %

Current Assets	628,766	543,372	85,394	16%
Non-Current Assets	2,850,757	2,856,310	(5,553)	(0.2%)

TOTAL ASSETS	3,479,523	3,399,682	79,841	2%

Total assets of the Company increased Ch$ 79,841 million as of March 2017 when compared to December 2016, mainly due to:

➢  Current Assets increased Ch$ 85,394 million, or 16%, mainly due to the following:

❖  A Ch$ 108,323 million increase in cash and cash equivalents, primarily due to a Ch$ 32,601 million increase in repurchase agreements and Ch$ 95,823 million in time deposits.

❖  A Ch$ 7,015 million increase in other current non-financial assets mainly as a consequence of Ch$ 6,955 million in insurance coverage.

❖  The abovementioned is partially offset by a Ch$ 15,858 million decrease in accounts receivable from related companies due to a Ch$ 15,267 million reduction in the balance of receivables from Enel Trade SpA due to commodity derivative transactions and a Ch$ 7,421 million reduction in receivables related to advance payments to GNL Chile S.A. These reductions were partly offset by Ch$ 6,062 million greater energy sales accounts receivables to Enel Distribución Chile.

❖  A reduction in non-current assets and disposal groups held for sale amounting to Ch$ 12,993 million due to the sale of Electrogas S.A.

➢  Non-Current Assets decreased Ch$ 5,553 million, mainly explained by:

❖  A Ch$ 5,736 million reduction in trade accounts receivables and other non-current accounts receivables primarily due to the Ch$ 5,724 million lower amount of accounts receivables from YPF.

❖   A Ch$ 2,916 million reduction in property, plants, and equipment explained mainly by the Ch$ 29,658 million in depreciation partially compensated by new investments during the period amounting to Ch$ 26,672 million.

• 7 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

❖  The aforementioned is partially offset by (i) an increase in other non-current financial assets for Ch$ 1,783 million, mainly hedging derivative instruments amounting to Ch$ 1,864 million, and (ii) an increase in investments booked using the equity method for Ch$ 1,125 million mainly related to the capital contribution to Centrales Hidroeléctricas de Aysén S.A. amounting to Ch$ 1,836 million. These effects are offset by the net loss from our associate companies amounting to by the Ch$ 695 million.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Mar-17	Dec-16	Chg	Chg %

Current Liabilities	500,109	555,777	(55,668)	(10%)
Non-Current Liabilities	1,101,412	1,114,145	(12,733)	(1%)
Equity	1,878,002	1,729,760	148,242	9%
Equity attributable to shareholders of parent company	1,847,717	1,700,962	146,755	9%
Non-controlling	30,285	28,798	1,487	5%

TOTAL LIABILITIES AND EQUITY	3,479,523	3,399,682	79,841	2%

Total liabilities and net equity of the Company increased Ch$ 79,841 million as of March 2017 when compared to December 2016, mainly explained by the following:

➢  Current liabilities decreased Ch$ 55,668 million, a 10% decrease, mainly due to the following:

❖  A Ch$ 83,697 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 32,209 million decrease in accounts payable to suppliers of goods and services and a Ch$ 25,305 million reduction in dividends payable.

❖   A Ch$ 10,466 million reduction in accounts payable to related parties, mainly due to lower dividends payable to Enel Chile S.A. for Ch$ 35,655 million, partially offset by greater accounts payable to GNL Chile S.A. for gas purchases amounting to Ch$ 24,567 million.

❖  The aforementioned is partially offset by a Ch$ 32,403 million increase in current tax liabilities, mainly income tax.

➢  Non-Current Liabilities decreased Ch$ 12,733 million, a 1% increase, mainly explained by the following:

❖  A Ch$ 10,121 million decrease in other non-current financial liabilities, mainly due to a Ch$ 2,155 million reduction in the balance of bond debt, due to the appreciation of the Chilean peso when compared to the U.S. dollar amounting to Ch$ 3,944 million. These reductions are partly offset by a greater price adjustment of the Unidad de Fomento, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 1,789 million. In addition to a reduction in derivative liabilities and hedging derivative liabilities amounting to Ch$ 7,360 million and financial leasing for Ch$ 605 million.

• 8 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

❖  A Ch$ 2,928 million decrease in deferred tax liabilities.

➢  Net Equity increased Ch$ 148,242 million when compared to December 2016.

❖  The portion attributable to the shareholders of the parent company increased by Ch$ 146,755 million, mostly explained by the net income of the quarter that amounted to Ch$ 152,157 million, partially offset by other comprehensive results of Ch$ 2,681 million.

❖  The equity of non-controlling shareholders increased by Ch$ 1,487 million, primarily explained by the profit of the quarter that amounted to Ch$ 1,479 million and other comprehensive results of Ch$ 8 million.

The performance of the main financial ratios is the following:

RATIO		Unit	Mar-17	Dec-16	Mar-16	Chg	Chg %

Liquidity	Liquidity	Times	1.26	0.98	-	0.28	29%
	Acid-test (1)	Times	1.17	0.92	-	0.25	27%
	Working capital	Million Ch$	128,657	(12,405)	-	141,062	(1137%)
Leverage	Leverage	Times	0.85	0.97	-	(0.12)	(12%)
	Short-term debt	%	31.2%	33.3%	-	(2.1%)	(6%)
	Long-term debt	%	68.8%	66.7%	-	2.1%	3%
	Financial expenses coverage (2)	Times	15.10	-	288.9	(273.82)	(95%)
Profitability	Op. income / Op. Revenues	%	25.8%	-	30.1%	(4.3%)	(14%)
	ROE (3)%		28.1%	-	11.9%	16.2%	136%
	ROA (3)%		13.9%	-	7.6%	6.3%	83%

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
(3) the annual indexes as of March 2016 include discontinued operations

3.- Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 104,217 million positive cash flow during the 2017 period, broken down as follows:

• 9 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

CASH FLOW (Million Ch$)	1Q 2017	1Q 2016	Chg	Chg %

Net cash flows from (used in) operating activities	125,184	128,585	(3,401)	(3%)
Net cash flows from (used in) investing activities	47,774	(74,153)	121,927	(164%)
Net cash flows from (used in) financing activities	(68,741)	(72,503)	3,762	(5%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	104,217	(18,071)	122,288	(677%)

Operating activities generated a positive cash flow of Ch$ 125,184 million, which represents a 3% decrease when compared to March 2016. This cash flow is mainly comprised by Ch$ 500,302 million in collections from the sale of goods and services, offset by payments to suppliers of good and services of Ch$ 297,271 million, tax payments of Ch$ 18,320 million, and payments to and on behalf of employees amounting to Ch$ 15,802 million.

As a consequence of the materialization of the Company’s spin-off, the obligation to pay taxes in Peru for a total of $ 577 million New Soles (approximately Ch$ 116,053 million) were accrued. This tax, which was paid in March 2016, was raised because the Income Tax Law in Peru taxes the transfer of equity interests held by Enel Generación Chile S.A. in Peru to Endesa Américas S.A. The calculation of the tax to be paid was based on the difference between the sales value and the purchase value of such shareholdings. This payment is booked as “other cash outflows” of operating activities.

Investment activities generated a positive cash flow of Ch$ 47,774 million, mainly explained by the sale of Electrogas S.A. for Ch$ 115,083 million, partially offset by the acquisition of property, plant, and equipment for Ch$ 64,544 million.

Financing activities generated a negative cash flow of Ch$ 68,741 million. This cash flow is primarily explained by loan and leasing payments for Ch$ 442 million, dividend payments for Ch$ 60,056 million and interest payments for Ch$ 8,050 million.

Capex and Depreciation

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1Q 2017	1Q 2016	1Q 2017	1Q 2016

Enel Generación Chile	54,153	34,212	18,721	20,650
Pehuenche	418	473	1,771	2,133
Gas Atacama Chile	9,973	168	9,166	2,771
Compañía Eléctrica Tarapacá and subsidiaries (1)	-	14,293	-	6,307
EASA (Group)	-	6,592	-	-
Emgesa	-	12,329	-	-
Generandes Peru (Group)	-	3,673	-	-

Total Consolidated	64,544	71,740	29,658	31,861

(1)     On November 1st , 2016, Compañia Eléctrica Tarapacá S.A. merged into Gas Atacama Chile S.A., which remained as the continuing company.

• 10 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

‒     All business operations and corporate departments operate within the approved limits of each case.

‒     The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Enel Generación Chile S.A. policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 11 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

The financial debt structure of the Enel Generación Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

INTEREST RATE	Mar-17	Dec-16
	%	%

Fixed Interest Rate	92%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. The policy also seeks to refinance debt in the functional currency of each company.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 12 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of March 31, 2017, the Company held swaps for 2.8 million barrels of Brent to be settled between April and November 2017, 13 million MMBTU of Henry Hub gas to be settled between April and September 2017, and 400 kTon of Coal API2 to be settled between October and November 2017. As of December 31, 2016, the Company held swaps for 3 million barrels of Brent to be settled between January and November 2017 and 3.3 million MMBTU of Henry Hub gas to be settled between January and September 2017.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18, 19 and appendix 4, respectively.

As of March 31, 2017, the Enel Generación Chile Group’s liquidity was Ch$ 222,809 million in cash and cash equivalents and Ch$ 208,186 million in long-term committed credit facilities. As of December 31, 2016, the liquidity position of the Enel Generación Chile Group was Ch$ 114,486 million in cash and cash equivalents and Ch$ 342,827 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit-rating equivalent to investment grade, wherever possible), with limits set for each entity.

Investment banks selection considers those with investment grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities in Chile and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     U.S. dollar Libor interest rate.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 72,554 million.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit lines, of which one signed in February 2016 was disbursed. Furthermore, this credit lines contains provisions under which certain events other than non-payment, in the Enel Generación Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2017

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: May 5, 2017